

02007140

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123

8-20369



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 AND ENDING December 31, 2001

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Garrett Nagle & Company, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two International Place, 19th Floor
(No. and Street)

Boston (City) MA (state) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garret J. Nagle or Noreen L. Wight 617-737-9090
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

APR 0 2 2002

THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown & Brown, LLP
(Name - if individual, state *last, first, middle name*)

90 Canal Street (Address) Boston (City) MA (state) 02114 (Zip Code)

CHECK ONE:

[X] **Certified Public Accountant**
[ ] **Public Accountant**
[ ] **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Noreen Wight swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garrett Nagle & Company, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President
Title

Notary Public

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARRETT NAGLE & COMPANY, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

GARRETT NAGLE & COMPANY, INC.

Years Ended December 31, 2001 and 2000

Table of Contents

BROWN & BROWN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS AND FINANCIAL ADVISORS

90 CANAL STREET • BOSTON, MA 02114 • (617) 227-4645 • FAX (617) 227-1256

To the Shareholder and Board of Directors
Garrett Nagle & Company, Inc.
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Garrett Nagle & Company, Inc. as of December 31, 2001 and 2000, and the related statements of income and retained earnings, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garrett Nagle & Company, Inc. as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Boston, Massachusetts
January 31, 2002

Brown & Brown, LLP

Email: brown@browncpas.com   Boston • Worcester • Portland   www.browncpas.com

GARRETT NAGLE & COMPANY, INC.
Statements of Financial Condition
December 31, 2001 and 2000

	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 135,627	$ 833,957
Accounts receivable	47,610	66,903
Marketable securities	1,783,587	1,470,372
Deposit	2,000	2,000
Prepaid expense	21,513	21,513
Total current assets	1,990,337	2,394,745
Property and equipment, net	67,232	80,870
	$ 2,057,569	$ 2,475,615
Liabilities and Shareholder's Equity		
Current liabilities:		
Accrued expenses	$ 18,500	$ 17,500
Accrued profit sharing and pension contribution	32,281	74,296
Total current liabilities	50,781	91,796
Shareholder's equity:		
Common stock, $1 par value; 250,000 shares authorized, 25,000 shares issued and outstanding	25,000	25,000
Additional paid-in capital	17,428	17,428
Retained earnings	1,365,417	1,741,346
Accumulated other comprehensive income	598,943	600,045
Total shareholder's equity	2,006,788	2,383,819
	$ 2,057,569	$ 2,475,615

The accompanying notes are an integral part of these financial statements

GARRETT NAGLE & COMPANY, INC.
Statements of Income and Retained Earnings
Years Ended December 31, 2001 and 2000

	2001	2000
Income:		
Investment advisory fees, net of rebates	$ 1,153,319	$ 1,326,045
Commissions	624,777	846,907
Total income	1,778,096	2,172,952
Operating expenses	1,935,511	2,221,797
Loss from operations	(157,415)	(48,845)
Other income:		
Dividend income	24,194	33,423
(Loss) gain from sale of marketable securities	(31,829)	15,312
Miscellaneous income	1,121	110
	(6,514)	48,845
Net loss	(163,929)	-
Retained earnings, beginning of year	1,741,346	1,888,346
Shareholder's distributions	(212,000)	(147,000)
Retained earnings, end of year	$ 1,365,417	$ 1,741,346

The accompanying notes are an integral part of these financial statements

GARRETT NAGLE & COMPANY, INC.
Statements of Comprehensive Income
Years Ended December 31, 2001 and 2000

	2001	2000
Net loss	$ (163,929)	$ -
Unrealized holding (loss) gain on marketable securities	(1,102)	53,649
Comprehensive income (loss)	$ (165,031)	$ 53,649

The accompanying notes are an integral part of these financial statements.

GARRETT NAGLE & COMPANY, INC.
Statements of Cash Flows
Years Ended December 31, 2001 and 2000

		2001		2000
Cash flows from operating activities:				
Net loss	$	(163,929)	$	-
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		34,921		45,907
Realized (gain) loss on marketable securites		31,829		(6,348)
Decrease in assets:				
Accounts receivable		19,293		116,814
(Decrease) in liabilities:				
Accrued expenses		1,000		(58,525)
Accrued profit sharing and pension contribution		(42,014)		(22,234)
Net cash (used in) provided by operating activities		(118,900)		75,614
Cash flows from investing activities:				
Acquisition of equipment		(21,282)		(7,675)
Purchases and income reinvested in marketable securities		(465,799)		(513,643)
Proceeds from the sale of marketable securities		119,651		1,153,708
Net cash (used in) provided by investing activities		(367,430)		632,390
Cash flows from financing activities:				
Distributions to shareholder		(212,000)		(147,000)
Net cash used in financing activities		(212,000)		(147,000)
Net (decrease) increase in cash and cash equivalents		(698,330)		561,004
Cash and cash equivalents, beginning of year		833,957		272,953
Cash and cash equivalents, end of year	$	135,627	$	833,957

The accompanying notes are an integral part of these financial statements

GARRETT NAGLE & COMPANY, INC.
Notes to Financial Statements
Years Ended December 31, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Garrett Nagle & Company, Inc. (the Company) is an investment advisor and broker-dealer in Boston, Massachusetts and is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's primary source of revenue is generated through investment advisory services provided to customers.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Securities Transactions
Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and the risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities
The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities* (SFAS 115). Securities categorized as available for sale are stated at their fair market value, with unrealized gains and losses reported as a separate component of shareholder's equity.

Accounts Receivable
Accounts receivable represent amounts due from the Company's clearing agent. No allowance has been provided on accounts receivable because management believes all amounts are collectible.

Property and Equipment
All fixed assets are stated at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. A summary of the depreciable lives are as follows:

Furniture and fixtures	7 and 10 years
Leasehold improvements	5 years
Motor vehicles	5 years
Office equipment	5 and 7 years

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
The Company elected under the provisions of the Internal Revenue Code to be treated as an S Corporation. As a result, income and losses of the Company are passed through to its shareholder for federal income tax purposes. Accordingly, no provision has been made for federal income taxes.

Investment Advisory Fees
Investment management fees are received on a monthly basis and recognized when earned.

Comprehensive Income
Statement of Financial Accounting Standards 130, *Reporting Comprehensive Income* (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented on the Statements of Comprehensive Income.

Advertising Costs
The Company follows the policy of charging advertising costs to expense as incurred. Advertising expense was $1,325 and $7,062 for the years ended December 31, 2001 and 2000, respectively.

NOTE 2 - MARKETABLE SECURITIES

The Company has elected to classify its investments in marketable securities as available for sale and report them at fair market value, with unrealized gain or loss excluded from earnings and reported as a separate component of equity.

	2001	2000
Cost	$ 1,184,644	$ 870,327
Cumulative unrealized gain	598,943	600,045
Fair market value	$ 1,783,587	$ 1,470,372

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2001	2000
Furniture and fixtures	$ 90,038	$ 168,451
Leasehold improvements	1,808	37,662
Motor vehicle	81,769	81,769
Office equipment	83,516	147,292
	257,131	435,174
Less: accumulated depreciation	(189,899)	(354,304)
	$ 67,232	$ 80,870

Depreciation expense for the years ended December 31, 2001 and 2000 was $34,921, and $45,907, respectively.

NOTE 4 - COMMITMENTS

Operating Leases
The Company leases office space in Boston, Massachusetts under a five year operating lease which commenced on June 1, 2000 and will expire on May 31, 2004. The terms of the lease will require monthly payments starting at $21,513, which will increase to $22,997 throughout the term of the lease.

Future minimum lease payments are as follows:

2002	$ 269,656
2003	274,107
2004	114,984
	$ 658,747

The total rent expense for the years ended December 31, 2001 and 2000 was $271,956 and $266,542, respectively.

NOTE 5 – PROFIT SHARING AND PENSION PLANS

The Company sponsors a profit sharing and money purchase pension plan covering substantially all of its employees. Annual contributions to the profit sharing plan are discretionary with amounts allocated on the basis of employee compensation. There was no contribution to the profit sharing plan in 2001, and therefore the contribution in 2001 relates solely to the pension plan. Total contributions for December 31, 2001 and 2000 were $32,281 and $74,296, respectively. Administrative costs relating to maintaining the retirement plans were $1,650 and $1,600 at December 31, 2001 and 2000, respectively.

NOTE 6 - NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $100,000 as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001 and 2000, the Company had net capital of $1,632,230 and $2,034,520, respectively.

BROWN & BROWN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS AND FINANCIAL ADVISORS

90 CANAL STREET • BOSTON, MA 02114 • (617) 227-4645 • FAX (617) 227-1256

To the Shareholder and Board of Directors
Garrett Nagle & Company, Inc.
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Our report on our audits of the basic financial statements of Garrett Nagle & Company, Inc. for the years ended December 31, 2001 and 2000 appears on page one. Those audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the following pages is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boston, Massachusetts
January 31, 2002



Email: brown@browncpas.com Boston • Worcester • Portland www.browncpas.com

GARRETT NAGLE & COMPANY, INC.
Statements of Operating Expenses
Years Ended December 31, 2001 and 2000

	2001	2000
Office salaries	$ 751,222	$ 771,743
Officers' salary	300,000	372,314
Rent	271,956	266,542
Clearing charges	119,321	142,574
Insurance	72,142	70,486
Market data communications	60,219	85,283
Taxes, payroll	57,723	57,344
Office expense	48,898	37,887
Travel and entertainment	44,376	40,078
Computer expense	35,031	42,322
Depreciation	34,921	45,907
Pension and profit sharing expense	33,931	75,896
Professional fees	26,146	106,200
Charitable contributions	12,564	12,975
Miscellaneous	9,787	4,585
Registration fees	8,756	4,995
Printing	8,058	13,312
Telephone	7,785	8,117
Dues and subscriptions	7,470	21,231
Taxes, other	5,471	7,350
Postage	5,283	7,130
Equipment rental	4,244	4,199
Maintenance and repairs	3,820	4,495
Automobile expense	3,233	-
Messenger and delivery	1,829	1,770
Advertising	1,325	7,062
Recruiting expense	-	10,000
	$ 1,935,511	$ 2,221,797

See independent auditors' report on supplementary information

GARRETT NAGLE & COMPANY, INC.
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2001 and 2000

	2001	2000
Capital:		
Common stock	$ 25,000	$ 25,000
Additional paid-in capital	17,428	17,428
Retained earnings	1,365,417	1,741,346
Unrealized holding gains	598,943	600,045
Total capital	2,006,788	2,383,819
Unallowable assets:		
Deposit	2,000	2,000
Prepaid expense	21,513	21,513
Property and equipment, net	67,232	80,870
Security haircuts	283,813	244,916
Total unallowable assets	374,558	349,299
Net capital	1,632,230	2,034,520
Minimum dollar net capital requirement	100,000	100,000
Excess net capital	$ 1,532,230	$ 1,934,520
Aggregate indebtedness	$ 50,781	$ 91,796
Percentage of aggregate indebtedness to net capital	3%	5%

See independent auditors' report on supplementary information.

BROWN & BROWN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS AND FINANCIAL ADVISORS

90 CANAL STREET • BOSTON, MA 02114 • (617) 227-4645 • FAX (617) 227-1256

To the Shareholder and Board of Directors
Garrett Nagle & Company, Inc.
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUTING CONTROL

In planning and performing our audit of the financial statements of Garrett Nagle & Company, Inc., (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Email: brown@browncpas.com Boston • Worcester • Portland www.browncpas.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2001 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2001. All customer transactions cleared through another broker-dealer (Correspondent Services Corporation) on a fully disclosed basis.

This report is intended solely for the information and use of management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boston, Massachusetts
January 31, 2002

Brown & Brown, LLP

GARRETT NAGLE & COMPANY, INC.
Computation of Reserve Requirement
Pursuant to SEC Rule 15c3-3
December 31, 2001 and 2000

Garrett Nagle & Company, Inc. is exempt from the reserve requirements pursuant to rule 15c3-3 under paragraph (k) (2) (ii).

See independent auditors' report on supplementary information.

GARRETT NAGLE & COMPANY, INC.
Reconciliation of Unaudited Computation of Net Capital to Audited Computation of Net Capital
December 31, 2001

Unaudited net capital at 12/31/01		$ 1,677,000
Audit adjustments affecting net capital:		
1. To adjust cash to actual	(55)	
2. To adjust accounts receivable to actual	(390)	
3. To adjust marketable securities to actual	7,269	
4. To adjust accrued expenses to actual	(50,781)	
Total adjustments		(43,957)
Adjustment to security haircuts:		
Marketable securities		(813)
Audited net capital at 12/31/01		$ 1,632,230

See independent auditors' report on supplementary information.